AURORA CANNABIS INC.

Management’s Discussion & Analysis

For the years ended March 31, 2026 and 2025
(in Canadian Dollars)

1 | AURORA CANNABIS INC.	Q4 2026 MD&A

Management’s Discussion & Analysis

2 | AURORA CANNABIS INC.	Q4 2026 MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2026

The following Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s audited consolidated financial statements as at and for the year ended March 31, 2026 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A has been prepared as of June 10, 2026 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, Financial Statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR+ at www.sedarplus.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as “Milk Capital Corp.” Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.” The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, AB T6X 0J9. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Aurora’s principal strategic business lines are focused on the production, distribution and sale of cannabis products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical cannabis products and, on a very limited basis, consumer cannabis products in Canada pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, and the Caribbean.

The Company’s primary market opportunity is in the global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland and Australia. Aurora has established a strong market presence in these countries.

On February 17, 2026, the Company disposed of its 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd. (“Bevo Farms”).

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global cannabis medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability and cash flow in our core Canadian and international operations in order to build sustainable, long-term shareholder value. We believe our key strength to delivering on our strategy is through our highly experienced leadership team and dedicated workforce.

Medical leadership

Our established leadership in the Canadian and international medical markets is expected to position us well for new regulated medical market openings, as well as the potential U.S. federal legalization of medical cannabis. At the core of Aurora’s near-term objective to deliver sustainable profitability and positive operating cash flow is our focus on maintaining and growing our Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by dependable market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and an unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. Historically, this direct-to-patient model allowed Aurora to achieve strong gross profit margins, however, with the changes to the federal reimbursement program effective April 1, 2026 decreasing reimbursement by approximately 30%, we expect to see a reduction in gross profit contributions.

3 | AURORA CANNABIS INC.	Q4 2026 MD&A

Our leadership in the international medical cannabis market provides us with what we expect to be a high growth, profitable business market that consistently delivers strong adjusted gross profit before fair value adjustments1. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP (European Union Good Manufacturing Practices) and other key certificated cannabis production, are capabilities that we believe will allow us to succeed as new medical and recreational markets open.

Science leadership: Genetics and Breeding

Our scientific leadership and ongoing investment in cannabis breeding and genetics is expected to provide Aurora with a competitive advantage in medical cannabis categories. Our science and genetics program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, continues to bring variety into our product pipeline and has delivered 36 new proprietary cultivars, grown at scale, to our portfolio since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles, which we view as critical attributes to deliver the effects patients are seeking. In November 2025, we were granted community plant variety rights by the EU's Community Plant Variety Office for two of our proprietary cannabis varieties (Farm GasTM and SourdoughTM). This achievement further strengthens our intellectual property portfolio and reinforces our commitment to innovation and cannabis genetics excellence.

Alongside our breeding initiatives, our cultivation efforts have set new benchmarks for consistency and quality, meeting the high demands of patients while driving increased yields, and improving profitability. These improvements have allowed us to supply a growing volume of products to more patients globally. We continue to expand our reach by introducing our high potency cultivars in highly regulated markets, with the launches of SourdoughTM, Farm GasTM, Electric HoneydewTM and Black JellyTM in Poland, and SourdoughTM, (Night RideTM) and Electric HoneydewTM (Big WaveTM) in New Zealand. Furthermore, Aurora has started to transition our German EU-GMP facility to high potency and high-yielding cultivars. Our genetics are also starting to create impacts outside of Aurora’s own production network. Several Canadian licensed producers are growing and licensing our genetics, and we expect to see continued growth in these partnerships and commercial relationships.

In Q4 FY26, we completed trials of proprietary cultivars that carry resistance to powdery mildew (PM), validating our previously announced breeding technology at scale. Over the next year, we expect to introduce some of these novel cultivars into our product rotation. While PM is a manageable plant disease, and not a major issue for Aurora, there are potential opportunities as we commercialize this novel intellectual property. Breeding with PM resistant cultivars will translate into lower risk and greater confidence in our flower supply and reduce the labour and cost of managing PM in our network, with an expectation of creating a competitive advantage for Aurora and distinguishing us from our competitors.

International Expansion

We believe that the global expansion of medical and recreational cannabis markets continues to accelerate, as evidenced by the ongoing regulatory discussions happening in the U.S, as well as the increase in Canadian exports of cannabis. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential advantages that create a repeatable, credible and portable process for new market development. These drive our current leadership in international medical markets, which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora is active in all key European medical cannabis markets, including Germany, Poland, UK, France, Switzerland, Czech Republic, Malta and Sweden. The Company holds a leadership position in Germany and Poland, with leading positions in the other markets that it is commercially active in and is overall one of the leading medical cannabis companies in Europe. In Germany, Aurora is one of three active in-country producers of medical cannabis, carrying a production and R&D license under German cannabis law. With this, we believe, the Company is in a strong position to serve all medical markets in Europe and any upcoming pilot projects for recreational cannabis.

In order to drive more EU-GMP production capacity, Aurora initiated an expansion project in FY26 at its facility in Leuna, Germany, incurring costs of approximately $6 million. Building on best practices proven at Aurora's Canadian facilities, these improvements are anticipated to increase flower growth capacity, product quality and drive cost efficiency. This project is expected to be completed in the first half of FY27, and combined with the introduction of our proprietary cultivars, is expected to double the site’s annual flower output. The remaining expected cost to be incurred in FY27 is approximately $3 million.

Since the acquisition of the remaining 90% equity interest of Indica Industries Pty Ltd. (“MedReleaf Australia”), the Company has been particularly focused on maintaining a leadership position in Australia and New Zealand. Australia remains a key growth market for the Company, supported by a federally regulated medical cannabis program, increasing demand for dried flower and growing demand for other formats. In New Zealand, the medical cannabis market is earlier in its development but continues to show steady growth. The Company expects New Zealand to remain a complementary growth market within its broader international portfolio. Across both Australia and New Zealand, the Company leverages its global capabilities in regulatory compliance, quality assurance, and supply chain management to ensure consistent product availability and adherence to local requirements.

We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. While the timeframe for this is unknown, we believe Aurora is well positioned to create value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics and breeding, is expected to position us as a partner of choice.

Consumer

During the year ended March 31, 2026, the Company initiated its exit from certain markets in the lower margin consumer segment in Canada to prioritize the allocation of product and resources to the higher margin global medical cannabis business. The Company currently has very limited activity in the Canadian consumer market and expects to be fully wound down in the coming months. Due to higher sales and
1Adjusted gross profit before fair value adjustments is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.

4 | AURORA CANNABIS INC.	Q4 2026 MD&A

marketing costs associated with the consumer segment, this decision is expected to result in lower adjusted selling, general and administration costs (“adjusted SG&A”) and improved consolidated adjusted gross margins in the coming quarters, with some non-recurring costs impacting cash flow in Q4 FY26.

Financial leadership in a rapidly maturing industry

Aurora has a strong balance sheet, with approximately $112.5 million of cash and cash equivalents, inclusive of restricted cash, as at March 31, 2026. Aurora has access to a cross-border shelf prospectus filed on February 14, 2025 (the “2025 Shelf Prospectus”) available for potential new issuances of common shares of the Company (“Common Shares”), warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2025 Shelf Prospectus remains effective. In addition, on February 4, 2026, Aurora filed a prospectus supplement establishing a new at-the-market program (the “ATM Program”) that allows the Company to issue and sell up to U.S. $100 million of Common Shares from treasury to the public. Volatility in the cannabis industry, the stock market and the Company’s share price may impact our ability to raise, and the amount of any, financing under any prospectus.

Cash provided by operating activities from continuing operations during the three months ended March 31, 2026 was $2.4 million compared to $20.1 million during the three months ended December 31, 2025 and $6.8 million during the three months ended March 31, 2025. The Company continues to focus on its operating cash use to deliver sustainable positive free cash flow2. During the three months ended March 31, 2026, free cash inflow was $0.3 million, which includes a working capital recovery of $11.8 million. Refer to Liquidity and Capital Resources section below for further discussion.

Fiscal Year 2027 Outlook

Our outlook reflects the strategic changes we have made in exiting the low margin Canadian consumer and plant propagation businesses, which will allow the Company to reallocate resources to focus on global medical cannabis. We believe this is our highest return opportunity to create value.

Over the next few quarters, we are purposely investing in our international business through strategic sales initiatives and EU GMP capacity expansion to support growth in our most profitable markets. These efforts are expected to help offset the impact of margin reductions in our Canadian medical business, following the reduction in government reimbursed pricing, effective April 1, 2026.

•Total net revenue3 is expected to decline and be more in line with our Cannabis net revenue results in fiscal year 2025, following the changes in Canadian medical partially offset by international growth, driven by Germany and Poland.
•Adjusted gross margins before fair value adjustments are expected to be in the mid to high fifties, driven by higher revenue contributions from Europe and the exit from the lower margin businesses. These benefits will partially offset lower margins in Canadian medical.
•Adjusted SG&A4 is expected to remain broadly in line with the prior fiscal year.
•Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA)5 is expected to vary quarter over quarter, leading to lower annual adjusted EBITDA compared to the prior fiscal year. This change in expectations is due to the revisions in reimbursed pricing that drive lower net revenue and adjusted gross profits contributions.

Condensed Statements of Income (Loss)

This MD&A reflects only the results of continuing operations, unless otherwise noted.

The consolidated statements of income (loss) and comprehensive income (loss) and consolidated statements of cash flows for the previously reported Bevo and ICC Labs Inc. (“ICC”) are presented as discontinued operations, separate from the Company’s continuing operations. Bevo was formerly its own operating segment, plant propagation and ICC was formerly included in the cannabis operating segment. Certain prior period financial information on the consolidated statements of income (loss) and comprehensive income (loss) and the consolidated statements of cash flows have been updated to present Bevo and ICC as discontinued operations, and has therefore been excluded from both continuing operations and discussions for all periods presented in this MD&A, unless otherwise noted.

2 Free cash flow is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.
3 Net revenue is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.
4 Adjusted SG&A is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.
5 Adjusted EBITDA is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.

5 | AURORA CANNABIS INC.	Q4 2026 MD&A

	Three months ended			Years ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Net revenue (1)	84,816	82,893	76,768	320,593	288,911
Gross profit before fair value adjustments (1)	34,959	48,366	40,296	158,774	144,826
Gross profit	22,851	49,125	25,394	136,650	180,952
Operating expenses	49,282	40,389	46,162	183,312	170,518
Other income (expenses)	(1,673)	(2,322)	11,925	(9,862)	20,861
Net income (loss) from continuing operations	(27,566)	6,317	(12,128)	(58,619)	27,050
Net income (loss) from discontinued operations, net of taxes	(33,579)	(8,217)	(19,724)	(77,345)	(25,459)
Net income (loss)	(61,145)	(1,900)	(31,852)	(135,964)	1,591
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.

Key Quarterly Financial Results

($ thousands)	Three months ended
	March 31, 2026	December 31, 2025	$ Change	% Change	March 31, 2025	$ Change	% Change
Financial Results
Net revenue (1)	84,816	82,893	1,923	2%	76,768	8,048	10%
Medical cannabis net revenue (1)	77,096	76,247	849	1%	67,776	9,320	14%
Consumer cannabis net revenue (1)	3,645	5,160	(1,515)	(29%)	8,166	(4,521)	(55%)
Adjusted gross margin before FV adjustments on total cannabis net revenue (1)	60%	66%	N/A	(6%)	65%	N/A	(5%)
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1)	66%	69%	N/A	(3%)	71%	N/A	(5%)
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1)	22%	28%	N/A	(6%)	27%	N/A	(5%)
Adjusted SG&A expense(1)	40,254	34,867	5,387	15%	35,403	4,851	14%
Adjusted EBITDA (1)	9,227	18,371	(9,144)	(50%)	14,056	(4,829)	(34%)
Adjusted net income (1)	5,581	11,711	(6,130)	(52%)	15,272	(9,691)	(63%)
Free cash flow (1)	316	18,569	(18,253)	(98%)	5,249	(4,933)	(94%)

Balance Sheet
Working capital (1)	330,523	299,901	30,622	10%	367,465	(36,942)	(10%)
Cannabis inventory and biological assets (2)	169,629	191,064	(21,435)	(11%)	193,980	(24,351)	(13%)
Total assets	601,087	775,292	(174,205)	(22%)	852,666	(251,579)	(30%)

(1)These terms are defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.
(2)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies and consumables.

Key Developments During and Subsequent to the Three Months Ended March 31, 2026

Operating Activities

During the three months ended March 31, 2026, the Company exited certain markets in the lower margin consumer segment in Canada and will further prioritize the allocation of product and resources to the higher margin global medical cannabis business. The Company currently has very limited activity in the Canadian consumer market and expects to be fully wound down in the coming months. Due to the higher sales and marketing costs associated with the consumer segment, this decision is expected to result in lower adjusted SG&A, with some non-recurring costs impacting cash flow in Q4 FY26.

On February 3, 2026, Aurora and its wholly owned subsidiary entered into a definitive agreement with Bevo and Bevo Farms pursuant to which, among other things, Aurora agreed to exchange all of its common shares of Bevo for preferred shares (the “Bevo Preferred Shares”) of Bevo (the “Bevo Transaction”). On February 17, 2026, the Bevo Transaction closed, resulting in the disposal of the Company’s 50.1% ownership interest in Bevo and loss of control.

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As holder of the Bevo Preferred Shares, Aurora is, among other things, entitled to an annual 5% dividend on the par value of the Bevo Preferred Shares and distributions of 30% of eligible Bevo cash flow (which will increase to 40% following the 15-year anniversary of closing of the Bevo Transaction), which cash flow will first be paid to satisfy any unpaid dividend entitlements on the Bevo Preferred Shares and then be used to redeem the outstanding Bevo Preferred Shares, and 30% of proceeds on a Bevo liquidation event, including any sale of Bevo. The remaining eligible Bevo cash flow and the proceeds on a liquidation event will be distributed to the holders of the common shares of Bevo. Aurora has certain customary preferred shareholder protections such as veto rights on the creation or issuance of shares ranking equal to or senior to the Bevo Preferred Shares. Upon closing of the Bevo Transaction, the Aurora-nominated directors resigned from the board of Bevo and its subsidiaries, and Aurora no longer has any right to appoint directors. Aurora retained its entitlement to the earnouts of up to $25 million and $15 million related to the Aurora Sky facility in Edmonton, Alberta and the Aurora Sun facility in Medicine Hat, Alberta, respectively, both of which are payable upon Bevo Farms successfully achieving certain financial milestones. As a result of the Bevo Transaction, the assets and liabilities of Bevo were classified as held-for-sale and remeasured at the lower of their carrying amount and fair value. Impairment losses were recognized upon initial classification as held-for-sale and the financial results of Bevo, including comparative periods, are restated and presented as a discontinued operation, separate from continuing operations. The financial results of Bevo are no longer consolidated in Aurora’s financial statements subsequent to the closing of the Bevo Transaction. In addition, on closing of the Bevo Transaction, Aurora transferred the shareholder loans owing to Aurora by Bevo Farms in exchange for $5.5 million in cash.

On April 15, 2026, the Company acquired Safari Flower Company (“Safari”), through a share purchase acquisition, for total consideration of $26.5 million, subject to customary closing adjustments. The consideration is composed of $15 million in cash and 2,417,180 Common Shares with an approximate fair value of $11.5 million. Included in the total consideration is contingent consideration totaling $2 million upon satisfying certain GMP certifications. The acquisition of Safari provides the Company with a 59,000 square foot EU-GMP certified indoor cultivation and manufacturing facility to supply cannabis to key international markets while reducing reliance on third party purchases.

Financing Activities

On February 4, 2026, the Company filed a prospectus supplement establishing a new ATM Program that allows the Company to issue and sell up to U.S. $100 million of Common Shares from treasury to the public, from time to time, at the Company's discretion, through "at-the-market distributions" as defined in National Instrument 44-102, through Nasdaq or other marketplace in the United States at the prevailing market price at the time of sale or as otherwise agreed between the Company and the agent. The Company intends to use proceeds raised under the ATM Program for strategic and accretive purposes only, including for increased cultivation capacity and potential M&A.

Financial Review

Net Revenue

The table below outlines the revenue attributed to medical, consumer and bulk cannabis sales channels for the year ended March 31, 2026 and the comparative periods.

($ thousands)	Three months ended			Years ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	28,314	28,250	26,751	112,116	107,432
International medical cannabis net revenue	48,782	47,997	41,025	176,524	137,010
Total medical cannabis net revenue(1)	77,096	76,247	67,776	288,640	244,442

Consumer cannabis net revenue(1)	3,645	5,160	8,166	23,548	40,033

Wholesale bulk cannabis net revenue(1)	4,075	1,486	826	8,405	4,436

Total net revenue(1)	84,816	82,893	76,768	320,593	288,911
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.

Medical Cannabis Net Revenue
During the three months ended March 31, 2026, total medical cannabis net revenue was $77.1 million, compared to $76.2 million for the three months ended December 31, 2025, and $67.8 million for the three months ended March 31, 2025, representing an increase of $0.8 million and an increase of $9.3 million, respectively.

Canadian medical cannabis net revenue was $28.3 million during the three months ended March 31, 2026, compared to $28.3 million for the three months ended December 31, 2025 and $26.8 million for the three months ended March 31, 2025. Revenue was relatively consistent quarter-over-quarter, but improved year-over-year due to higher sales with insured patients with broader portfolio offerings.

International medical cannabis net revenue was $48.8 million during the three months ended March 31, 2026, compared to $48.0 million for the three months ended December 31, 2025 and $41.0 million for the three months ended March 31, 2025. The increase of $0.8 million compared to the three months ended December 31, 2025, relates to higher sales in the European markets, primarily driven by increased distribution in Germany. The increase of $7.8 million compared to the three months ended March 31, 2025, is due to higher sales in Poland and Germany, mainly driven by increased patient demand.

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During the year ended March 31, 2026, total medical cannabis net revenue was $288.6 million, an increase of $44.2 million compared to $244.4 million during the year ended March 31, 2025.

Canadian medical cannabis net revenue increased by $4.7 million during the year ended March 31, 2026, compared to the year ended March 31, 2025 due to higher product sales and an additional quarter of the commercialization fee from the Company’s partnership arrangement with Cogent International Manufacturing Ltd., which commenced in first quarter of fiscal 2025.

International medical cannabis net revenue increased by $39.5 million during the year ended March 31, 2026, compared to the year ended March 31, 2025, primarily due to higher sales in Europe, notably Germany, partially offset by lower sales in Australia.

Consumer Cannabis Net Revenue

During the three months ended March 31, 2026, consumer cannabis net revenue decreased to $3.6 million compared to $5.2 million for the three months ended December 31, 2025 and $8.2 million for the three months ended March 31, 2025. The decrease over both periods is a result of the Company’s strategic shift to focus on Canadian and international medical cannabis and the wind down of its consumer business. Similarly, this decrease is reflected during the year ended March 31, 2026, compared to the year ended March 31, 2025.

Cost of Sales and Gross Margin

	Three months ended			Years ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Revenue	89,308	87,875	83,522	342,424	319,858
Excise taxes	(4,492)	(4,982)	(6,754)	(21,831)	(30,947)
Net revenue (1)	84,816	82,893	76,768	320,593	288,911
Cost of sales	(49,857)	(34,527)	(36,472)	(161,819)	(144,085)
Gross profit before FV adjustments (1)	34,959	48,366	40,296	158,774	144,826
Gross margin before FV adjustments (1)	41%	58%	52%	50%	50%
Loss on changes in fair value of inventory and biological assets sold	(31,949)	(36,260)	(30,945)	(138,255)	(131,985)
Gain on changes in fair value of biological assets	19,841	37,019	16,043	116,131	168,111
Gross profit	22,851	49,125	25,394	136,650	180,952
Gross margin	27%	59%	33%	43%	63%
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.

Gross margin before fair value adjustments was 41% for the three months ended March 31, 2026, compared to 58% for the three months ended December 31, 2025 and 52% for the three months ended March 31, 2025. During the three months ended March 31, 2026, gross margin before fair value adjustments decreased compared to the three months ended December 31, 2025, due to changes in the sales mix towards lower margin products. Compared to the three months ended March 31, 2025, gross margin before fair value adjustments declined due to product sales mix.

Gross margin before fair value adjustments was 50% for the year ended March 31, 2026, compared to 50% for the year ended March 31, 2025. Compared to the year ended March 31, 2025, gross margin was maintained, reflecting sustainable operational efficiency.

During the year ended March 31, 2026, the Company recognized $65.1 million in inventory provisions and net realizable value adjustments (year ended March 31, 2025 – $65.3 million) consisting of cost of sales of $25.3 million (year ended March 31, 2025 – $15.5 million) and changes in fair value of inventory sold of $39.9 million (year ended March 31, 2025 – $49.8 million). The increase to cost of sales relates to aging inventory from excess inventory coupled with lower sales compared to forecast. In addition, during the fourth quarter of 2026, the consumer channel exit resulted in inventory provisions and impairment of $5.5 million to account for inventory specific to the consumer channel that will not be sold during the wind down period. The decrease to changes in fair value of inventory and biological assets sold relates to focusing on sales in higher-revenue markets, which reduces the net realizable value adjustments.

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Adjusted Gross Margin – Q4 2026

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month period:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total
Three months ended March 31, 2026
Revenue	80,159	5,074	4,075	89,308
Excise taxes	(3,063)	(1,429)	—	(4,492)
Net revenue (1)	77,096	3,645	4,075	84,816
Cost of sales	(32,477)	(4,640)	(12,740)	(49,857)
Gross profit before FV adjustments (1)	44,619	(995)	(8,665)	34,959
Gross margin before FV adjustments (1)	58%	(27%)	(213%)	41%
Depreciation	2,077	226	372	2,675
Inventory impairment included in cost of sales(2)	4,184	1,560	2,636	8,380
Business transformation costs(3)	—	—	4,452	4,452
Adjusted gross profit (loss) before FV adjustments (1)	50,880	791	(1,205)	50,466
Adjusted gross margin before FV adjustments (1)	66%	22%	(30%)	60%

Three months ended December 31, 2025
Revenue	79,407	6,982	1,486	87,875
Excise taxes	(3,160)	(1,822)	—	(4,982)
Net revenue (1)	76,247	5,160	1,486	82,893
Cost of sales	(28,218)	(3,879)	(2,430)	(34,527)
Gross profit before FV adjustments (1)	48,029	1,281	(944)	48,366
Gross margin before FV adjustments (1)	63%	25%	(64%)	58%
Depreciation	3,434	535	140	4,109
Inventory impairment included in cost of sales(2)	1,089	(347)	1,323	2,065
Adjusted gross profit (loss) before FV adjustments (1)	52,552	1,469	519	54,540
Adjusted gross margin before FV adjustments (1)	69%	28%	35%	66%

Three months ended March 31, 2025
Revenue	70,681	12,015	826	83,522
Excise taxes	(2,905)	(3,849)	—	(6,754)
Net revenue(1)	67,776	8,166	826	76,768
Cost of sales	(25,595)	(9,728)	(1,149)	(36,472)
Gross profit before FV adjustments (1)	42,181	(1,562)	(323)	40,296
Gross margin before FV adjustments (1)	62%	(19%)	(39%)	52%
Depreciation	2,176	645	76	2,897
Inventory impairment included in cost of sales(2)	3,545	3,136	370	7,051
Adjusted gross profit before FV adjustments (1)	47,902	2,219	123	50,244
Adjusted gross margin before FV adjustments (1)	71%	27%	15%	65%
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Business transformation costs relates to consumer bulk material subsequently sold as wholesale as part of the consumer channel wind up.
.
Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was relatively consistent at 66% for the three months ended March 31, 2026, compared to 69% for the three months ended December 31, 2025 and 71% for the three months ended March 31, 2025. The variances are due to product sales mix during the periods and are impacted by the extent of third-party sourcing, which increases cost of sales. Additionally, during the three months ended March 31, 2026, there were strategic price reductions in place to preserve market share in light of increased competition.

9 | AURORA CANNABIS INC.	Q4 2026 MD&A

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 22% for the three months ended March 31, 2026, compared to 28% for the three months ended December 31, 2025, and 27% for the three months ended March 31, 2025. The decrease in adjusted gross margin before fair value adjustments compared to the three months ended December 31, 2025 and three months ended March 31, 2025, relates to higher costs associated with third party sourcing which increased during the three months ended March 31, 2026. Additionally, during the three months ended March 31, 2026, the Company sold products at lower prices to reduce inventory write-offs related to the consumer channel.

Adjusted Gross Margin – Q4 2026 YTD

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated year ended:

	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total cannabis
Year ended March 31, 2026
Revenue	300,992	33,027	8,405	342,424
Excise taxes	(12,352)	(9,479)	—	(21,831)
Net revenue (1)	288,640	23,548	8,405	320,593
Cost of sales	(118,616)	(24,864)	(18,339)	(161,819)
Gross profit before FV adjustments (1)	170,024	(1,316)	(9,934)	158,774
Gross margin before FV adjustments (1)	59%	(6%)	(118%)	50%
Depreciation	9,864	1,837	709	12,410
Inventory impairment included in cost of sales(2)	17,087	6,169	5,040	28,296
Business transformation costs(3)	—	—	4,452	4,452
Adjusted gross profit (loss) before FV adjustments (1)	196,975	6,690	267	203,932
Adjusted gross margin before FV adjustments (1)	68%	28%	3%	64%

Year Ended March 31, 2025
Revenue	256,221	59,201	4,436	319,858
Excise taxes	(11,779)	(19,168)	—	(30,947)
Net revenue (1)	244,442	40,033	4,436	288,911
Cost of sales	(91,844)	(40,993)	(11,248)	(144,085)
Gross profit before FV adjustments (1)	152,598	(960)	(6,812)	144,826
Gross margin before FV adjustments (1)	62%	(2%)	(154%)	50%
Depreciation	8,056	3,335	1,017	12,408
Inventory impairment included in cost of sales(2)	7,039	6,340	1,104	14,483
Adjusted gross (loss) profit before FV adjustments (1)	167,693	8,715	(4,691)	171,717
Adjusted gross margin before FV adjustments (1)	69%	22%	(106%)	59%
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Business transformation costs relates to consumer bulk material subsequently sold as wholesale as part of the consumer channel wind up.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue remained consistent at 68% for the year ended March 31, 2026, compared to 69% for the year ended March 31, 2025.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue increased to 28% for the year ended March 31, 2026, compared to 22% for the years ended March 31, 2025. The gross margin improved due to favorable product mix during the year ended March 31, 2026, slightly offset by higher costs related to third party sourcing.

10 | AURORA CANNABIS INC.	Q4 2026 MD&A

Operating Expenses

	Three months ended			Years ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
General and administration	29,540	23,861	25,078	106,567	91,323
Sales and marketing	16,022	14,860	15,407	59,641	56,170
Business development costs	850	443	624	1,975	3,435
Research and development	985	1,303	785	4,022	3,676
Depreciation and amortization	1,196	473	482	3,814	2,984
Share-based compensation	689	(551)	3,786	7,293	12,930
Total operating expenses	49,282	40,389	46,162	183,312	170,518

General and administration (“G&A”)

During the three months ended March 31, 2026, G&A expenses increased by $5.7 million compared to the three months ended December 31, 2025 and increased by $4.5 million compared to the three months ended March 31, 2025. The increase compared to the three months ended December 31, 2025 and the three months ended March 31, 2025 is a result of: i) increased headcount, ii) higher contract labour in Europe and Australia, iii) additional professional fees relating to public company costs incurred in Q4 FY26, and iv) an expected credit loss of $1.9 million due to the insolvency of two customers. Similarly, this increase is reflected in the year ended March 31, 2026 compared to the year ended March 31, 2025.

Sales and marketing (“S&M”)

During the three months ended March 31, 2026, S&M expense was relatively consistent compared to the three months ended December 31, 2025 and the three months ended March 31, 2025. During the year ended March 31, 2026, S&M expense was relatively consistent compared to the year ended March 31, 2025. The slight increase corresponds with the increase in revenue, namely telemedicine fees incurred in connection with sales in Germany.

Research and development (“R&D”)
The Company’s investment in R&D and product innovation is partly opportunistic and the approach to R&D spend is targeted and gated. As such these costs will vary quarter-over-quarter and year-over-year. As discussed in the Science leadership: Genetics and Breeding section of this MD&A, the Company’s most recent research is focused on propagating cannabis with a unique genetic attribute that resists certain funguses, which would decrease the attrition rate for plants in propagation. The next stage is to commence commercialization, and the Company does not expect to incur significant R&D costs. The plants propagated using the new genetics will be salable.

Depreciation and amortization

During the three months ended March 31, 2026, depreciation and amortization increased by $0.7 million compared to the three months ended December 31, 2025 and the three months ended March 31, 2025, primarily due to additions to computer software. Similarly, this increase is reflected in depreciation and amortization during the year ended March 31, 2026 compared to the year ended March 31, 2025.

Share-based compensation

During the three months ended March 31, 2026, share-based compensation expenses increased by $1.2 million compared to the three months ended December 31, 2025 and decreased by $3.1 million compared to the three months ended March 31, 2025. The fluctuations experienced over the comparative periods largely relate to cash settled share-based compensation, which is remeasured each period based on the Company’s share price. The decrease of $5.6 million during the year ended March 31, 2026 compared to the year ended March 31, 2025 is due to the decline in the Company’s share price of 27%. The performance share units are market-based, relative to the performance of other industry comparable companies and have multipliers which impacts the number of shares issued.

Adjusted Selling, General & Administration

The table below outlines Adjusted SG&A for the period ended:

	Three months ended			Years ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
General and administration	29,540	23,861	25,078	106,567	91,323
Sales and marketing	16,022	14,860	15,407	59,641	56,170
Business transformation costs (2)	(5,308)	(3,854)	(5,082)	(20,105)	(19,610)
Adjusted SG&A (1)	40,254	34,867	35,403	146,103	127,883
(1)Adjusted SG&A is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.

11 | AURORA CANNABIS INC.	Q4 2026 MD&A

(2)Business transformation costs include certain IT project costs, severance and retention costs in connection with the business transformation plan and costs associated with the consumer channel exit.

During the three months ended March 31, 2026, adjusted SG&A increased by $5.4 million compared to the three months ended December 31, 2025 and increased by $4.9 million compared to the three months ended March 31, 2025. The increase relates to: i) increased headcount, ii) higher contract labour in Europe and MedReleaf Australia, and iii) additional professional fees relating to public company costs incurred in Q4 FY26, and iv) an expected credit loss of $1.9 million due to the insolvency of two customers. Similarly, this increase is reflected in the year ended March 31, 2026 compared to the year ended March 31, 2025.

Other Income (Expenses)

	Three months ended			Years ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Interest and other income	695	1,236	2,128	5,847	10,314
Finance and other costs	(485)	(419)	(1,195)	(1,809)	(2,515)
Foreign exchange gain (loss)	(223)	(2,104)	4,468	1,341	11,659
Other gains (losses)	586	(1,031)	6,524	720	2,099
Impairment of property, plant and equipment	(2,246)	(4)	—	(2,775)	(696)
Impairment of intangible assets and goodwill	—	—	—	(13,186)	—
Other income (expenses)	(1,673)	(2,322)	11,925	(9,862)	20,861

During the three months ended March 31, 2026, other expenses were $1.7 million compared to $2.3 million for the three months ended December 31, 2025, and other income of $11.9 million for the three months ended March 31, 2025.

The decrease in other expenses of $0.6 million compared to the three months ended December 31, 2025, was primarily driven by a decrease in foreign exchange losses of $1.9 million and other gains of $0.6 million of in the current period compared to other losses of $1.0 million in the comparative period. This was partially offset by an impairment to property, plant and equipment of $2.2 million related to the exit of the consumer channel. Equipment determined to be used exclusively in the consumer channel was written down to its fair value less costs to dispose upon classification as assets held for sale. Equipment and related building modifications that were not salable were fully impaired.

The decrease of $13.6 million compared to the three months ended March 31, 2025, reflects a shift from foreign exchange gains during the three months ended March 31, 2025 compared to foreign exchange losses in the current period, as well as lower interest income due to reduced cash balances and declining interest rates. Included in the three months ended March 31, 2025 is a reversal of an insurance provision related to our captive self-insurance recorded in other gains (losses).

Other expenses for the year ended March 31, 2026 were $9.9 million compared to other income of $20.9 million for the year ended March 31, 2025. This increase is primarily due to an impairment of intangible assets of $13.2 million as well as a decrease in foreign exchange gains. The impairment recognized during the year ended March 31, 2026 relates to the Australian Cannabis cash generating unit (“CGU”) indefinite lived intangible assets, which represents operations dedicated to distribution and sale of cannabis products within Australia. Increasing competition and price compression in the Australian marketplace resulted in an impairment.

During the year ended March 31, 2026, foreign exchange gains reflected an average increase in U.S. dollar and Euro of 0.2% compared to a combined increase of 5.9% during the year ended March 31, 2025. Additionally, the Company earned less interest income due to lower cash balances and lower interest rates. Included in the year ended March 31, 2025 is a reversal of an insurance provision related to our captive self-insurance recorded in other gains (losses).

Net Income (Loss)

Net loss from continuing operations for the three months ended March 31, 2026 was $27.6 million compared to net income of $6.3 million for the three months ended December 31, 2025, and net loss of $12.1 million for the three months ended March 31, 2025.

The increase in net loss from continuing operations of $33.9 million compared to the three months ended December 31, 2025, primarily relates to a decrease in gross profit of $26.3 million and an increase in operating expenses of $8.9 million. The decrease in gross profit includes a decrease in gain on changes in fair value of biological assets of $17.2 million, partially offset by a decrease in changes in fair value of inventory and biological assets sold of $4.3 million. The increase in net loss from continuing operations of $15.4 million compared to the three months ended March 31, 2025, primarily relates to other expenses of $1.7 million in the current period compared to other income of $11.9 million in the comparative period. This was partially offset by a decrease in gross profit of $2.5 million.

Net loss from continuing operations for the year ended March 31, 2026 was $58.6 million compared to net income from continuing operations of $27.1 million for the year ended March 31, 2025. The increase in net loss of $85.7 million is primarily due to a decrease in gross profit of $44.3 million, an increase in operating expenses of $12.8 million and an increase in other expenses of $30.7 million. The decrease in gross profit includes a decrease in gain on changes in fair value of biological assets of $52.0 million, partially offset by an increase in changes in fair value of inventory and biological assets sold of $6.3 million.

12 | AURORA CANNABIS INC.	Q4 2026 MD&A

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Years ended
	March 31, 2026	December 31, 2025 (3)	March 31, 2025 (3)	March 31, 2026	March 31, 2025(3)
Net income (loss) from continuing operations	(27,566)	6,317	(12,128)	(58,619)	27,050
Income tax expense (recovery)	(538)	97	3,285	2,095	4,245
Other expense (income)	1,673	2,322	(11,925)	9,862	(20,861)
Share-based compensation	689	(551)	3,786	7,293	12,930
Depreciation and amortization	3,871	4,583	3,379	16,228	15,430
Business development costs	850	443	624	1,975	3,435
Inventory and biological assets fair value and impairment adjustments	20,487	1,306	21,953	50,419	(20,969)
Business transformation costs (1)	9,761	3,854	5,082	24,555	19,610
Adjusted EBITDA (2)	9,227	18,371	14,056	53,808	40,870
(1)Business transformation related charges include costs related to closed facilities, certain IT project costs, sublease income, severance and retention costs in connection with the exit of the consumer market, legal provisions and costs associated with the retention of certain medical aggregators.
(2)Adjusted EBITDA is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.
(3)Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted EBITDA was $9.2 million for the three months ended March 31, 2026 compared to $18.4 million for the three months ended December 31, 2025 and $14.1 million for the three months ended March 31, 2025. The decrease of $9.1 million compared to the three months ended December 31, 2025 is primarily due to a decrease of $4.1 million in adjusted gross profit before fair value adjustments and an increase in adjusted SG&A of $5.4 million. The decrease of $4.8 million compared to the three months ended March 31, 2025 is primarily due to a slight increase of $0.2 million in adjusted gross profit before fair value adjustments offset by an increase in adjusted SG&A of $4.9 million.

Adjusted EBITDA was $53.8 million for the year ended March 31, 2026 compared to Adjusted EBITDA of $40.9 million for the year ended March 31, 2025. The increase of $12.9 million compared to the year ended March 31, 2025 is primarily due to an increase in adjusted gross profit before fair value adjustments of $32.2 million partially offset by an increase in adjusted SG&A of $18.2 million.

Adjusted Net Income

The following is the Company’s adjusted net income (loss):

($ thousands)	Three months ended			Years ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Net income (loss) from continuing operations	(27,566)	6,317	(12,128)	(58,619)	27,050
Inventory and biological assets fair value and impairment adjustments	20,487	1,306	21,953	50,419	(20,969)
Business development costs	850	443	624	1,975	3,435
Impairment of property, plant and equipment	2,246	4	—	2,775	(696)
Impairment of intangible assets and goodwill	—	—	—	13,186	—
Deferred tax expense - valuation allowance on deferred tax assets	—	—	—	5,856	—
Business transformation costs (1)	9,564	3,641	4,823	23,746	18,401
Adjusted net income (2)	5,581	11,711	15,272	39,338	27,221
(1)Business transformation costs include certain IT project costs, severance and retention costs in connection with the exit of the consumer market, legal provision and costs associated with the retention of certain medical aggregators.
(2)Adjusted net income is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.

13 | AURORA CANNABIS INC.	Q4 2026 MD&A

Adjusted net income was $5.6 million for the three months ended March 31, 2026 compared to $11.7 million for the three months ended December 31, 2025 and $15.3 million for the three months ended March 31, 2025. Compared to the three months ended December 31, 2025, adjusted net income decreased by $6.1 million, which relates to a decrease of $4.1 million in adjusted gross profit before fair value adjustments and an increase in adjusted SG&A of $5.4 million. The decrease of $9.7 million compared to the three months ended March 31, 2025 primarily relates to a increase in adjusted SG&A of $4.9 million and a decrease in foreign exchange gains and interest income of $10.3 million and $4.5 million, respectively. Included during the three months ended March 31, 2025 is a reversal of an insurance provision related to our captive self insurance.

Adjusted net income was $39.3 million for the year ended March 31, 2026 compared to adjusted net income of $27.2 million for the year ended March 31, 2025. The increase of $12.1 million compared to the year ended March 31, 2025 is primarily due to an increase in adjusted gross profit before fair value adjustments of $32.2 million, partially offset by an increase in adjusted SG&A of $18.2 million.

Liquidity and Capital Resources

($ thousands)	March 31, 2026	March 31, 2025
Cash and cash equivalents	64,690	137,921
Restricted cash	47,791	47,407
Short-term investments	52,213	—
Working capital (1)	330,523	367,465
Total assets	601,087	852,666
Total non-current liabilities	22,325	133,212

Capitalization
Loans and borrowings	—	61,707
Lease liabilities	23,859	42,876
Total debt	23,859	104,583
Total equity	511,832	608,591
Total capitalization	535,691	713,174
(1)Working capital is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.

During the year ended March 31, 2026, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the year, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they become due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. The Company’s ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. The primary short-term liquidity needs are to fund net operating losses and capital expenditures to maintain existing facilities and lease payments. The medium-term liquidity needs primarily relate to lease payments and the long-term liquidity needs primarily relate to potential strategic plans.

While the Company has experienced, and may continue to experience, periods of negative cash flow and net losses, management has actioned several initiatives to improve cash generation, including focusing on growth in high-margin global medical cannabis markets and exit of Canadian Consumer market to prioritize resources. In addition, the Company has invested in operational upgrades at its facility in Leuna, Germany and the acquisition of Safari Flower Company to add incremental EU-GMP flower to support profitable growth. In the meantime, the Company has sufficient liquidity supporting its going concern assumption.

As at March 31, 2026, the Company has access to the following capital resources available to fund operations and obligations:

•$64.7 million cash and cash equivalents and $52.2 million short-term investments.
•The 2025 Shelf Prospectus, which, together with a corresponding registration statement filed with the SEC, qualifies the issuance of up to U.S. $250 million of Common Shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2025 Shelf Prospectus.
•On February 4, 2026, the Company filed a prospectus supplement establishing the ATM Program which allows the Company to issue and sell up to U.S. $100 million of Common Shares from treasury to the public, from time to time, at the Company's discretion, through "at-the-market distributions" as defined in National Instrument 44-102, through Nasdaq or other marketplace in the United States at the prevailing market price at the time of sale. The Company intends to use proceeds raised under the ATM Program for strategic and accretive purposes only, including for increased cultivation capacity and potential M&A.

Based on the aforementioned factors, the Company believes that its current liquidity position and access to the 2025 Shelf Prospectus and the new ATM Program are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of approximately $45.1 million relating to its self-insurance policy, if necessary.

14 | AURORA CANNABIS INC.	Q4 2026 MD&A

Cash Flow Highlights

The table below summarizes the Company’s cash flows, including discontinued operations:

	Three months ended		Years ended
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Cash provided by (used in) operating activities	(227)	3,681	(13,511)	16,006
Cash provided by (used in) investing activities	(5,310)	(3,862)	(72,609)	(14,328)
Cash provided by (used in) financing activities	13,449	3,015	9,761	(116)
Effect of foreign exchange	415	2,462	3,128	264
Increase (decrease) in cash and cash equivalents	8,327	5,296	(73,231)	1,826

Cash used in operating activities for the three months ended March 31, 2026 was $0.2 million compared to cash provided by operating activities of $3.7 million for the three months ended March 31, 2025. During the three months ended March 31, 2026, there was a working capital recovery of $11.8 million compared to a recovery of $9.7 million for the three months ended March 31, 2025. Excluding changes in non-cash working capital and discontinued operations, cash used in operating activities during the three months ended March 31, 2026 was $9.4 million compared to $3.0 million for the three months ended March 31, 2025.

Cash used in investing activities for the three months ended March 31, 2026 was $5.3 million compared to $3.9 million for the three months ended March 31, 2025. The increase largely relates to the purchase of property plant and equipment to support the investment in the Leuna, Germany facility discussed in the section Strategy - International Expansion above.

Cash provided by financing activities for the three months ended March 31, 2026 was $13.4 million compared to $3.0 million for the three months ended March 31, 2025. The increase is from net proceeds of $10.9 million from equity financing pursuant to the ATM that was established in the fourth quarter of 2026.

Cash used in operating activities for the year ended March 31, 2026 was $13.5 million compared to cash provided by operating activities of $16.0 million for the year ended March 31, 2025. During the year ended March 31, 2026, there was a working capital investment of $9.2 million compared to a working capital recovery of $14.2 million for the year ended March 31, 2025. Excluding changes in non-cash working capital and discontinued operations, cash provided by operating activities during the year ended March 31, 2026 was $1.4 million compared to $4.8 million for the year ended March 31, 2025. The increase in cash provided by operating activities is primarily due to an increase in revenue, specifically reflected in the increase in gross profit before fair value adjustments of $13.9 million.

Cash used in investing activities for the year ended March 31, 2026 was $72.6 million compared to $14.3 million for the year ended March 31, 2025. The increase is largely due to the purchase of short-term investments of $52.2 million and the purchase of property plant and equipment of $22.5 million compared to $15.1 million during the year ended March 31, 2025. The increase relates to Leuna, Germany facility upgrades.

Cash provided by financing activities for the year ended March 31, 2026 was $9.8 million compared to cash used by financing activities of $0.1 million for the year ended March 31, 2025. The increase is from net proceeds of $10.9 million from equity financing pursuant to the ATM that was established during the year ended March 31, 2026.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Years ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	(9,410)	9,517	(2,969)	1,386	4,764
Changes in non-cash working capital	11,823	10,573	9,736	(9,214)	14,205
Net cash provided by (used in) operating activities from continuing operations	2,413	20,090	6,767	(7,828)	18,969
Less: maintenance capital expenditures(1)	(2,097)	(1,521)	(1,518)	(6,425)	(8,084)
Free cash flow(2)	316	18,569	5,249	(14,253)	10,885
(1)Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)Free cash flow is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.

Free cash flow was $0.3 million for the three months ended March 31, 2026 compared to $18.6 million for the three months ended December 31, 2025 and $5.2 million for the three months ended March 31, 2025.

15 | AURORA CANNABIS INC.	Q4 2026 MD&A

Compared to the three months ended December 31, 2025, the decrease in free cash flow of $18.3 million is partly due to a $11.8 million working capital recovery in the current quarter compared to a working capital recovery of $10.6 million during the three months ended December 31, 2025. In addition, cash provided by operating activities from continuing operations, excluding changes in non-cash working capital, decreased by $18.9 million driven by lower gross profit before fair value adjustments of $13.4 million combined with an increase of adjusted SG&A of $5.4 million. Compared to the three months ended March 31, 2025, free cash flow decreased by $4.9 million relates primarily to a decrease in gross profit before fair value adjustments of $5.3 million.

Free cash flow was an outflow of $14.3 million for the year ended March 31, 2026 compared to an inflow of $10.9 million for the year ended March 31, 2025. The decrease in free cash flow of $25.1 million during the year ended March 31, 2026 is primarily due to a working capital investment of $9.2 million in the current period compared to a working capital recovery of $14.2 million in the comparative period.

Contractual Obligations

As at March 31, 2026, the Company had the following undiscounted contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	50,592	50,592	—	—	—
Lease liabilities (1)	27,721	6,948	14,264	5,170	1,339
Capital commitments (2)	2,795	2,795	—	—	—
Total contractual obligations	81,108	60,335	14,264	5,170	1,339
(1)Includes interest payable until maturity date.
(2)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Claims and Litigation

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described below, unless otherwise noted. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, or would have a material effect on the consolidated financial statements, other than the claims described below.
On August 10, 2020, a purported class action lawsuit was filed in the Court of the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and allegedly suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Plaintiff filed an amended Statement of Claim on March 8, 2024. The Company filed a motion to strike the amendment. The Company’s motion to strike was heard the week of November 18, 2024. On June 25, 2025, the presiding judge released their decision dismissing the motion on all counts. An appeal of the decision was heard on April 7, 2026. On April 23, 2026, the court of appeal dismissed the Company’s appeal. The Plaintiff will now likely reschedule their leave application to which the Company will respond. The Company disputes the allegations and intends to vigorously defend against the claims.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Mediation occurred on January 12, 2026 without resolution and this matter is presently proceeding to a trial hearing, which is expected to occur in two or three years. While this matter is ongoing, the Company intends to continue to defend against the claims.

On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. On May 14, 2025, the presiding Justice approved an order certifying the proceeding as a class. The parties mutually agreed to certify a narrower claim. In consenting to this procedural step, Aurora did not admit liability, which will be vigorously defended against in the proceedings. The Company intends to continue to defend against the claim.

In respect of the aforementioned claims, the Company as at March 31, 2026 has recognized total legal provisions of $0.8 million (March 31, 2025 – $0.3 million) in provisions on the consolidated statements of financial position.

In addition to the above, a claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18 million in damages. This claim was dismissed by the court without liability during fiscal 2026.

Commitments

In the normal course of business, the Company is obligated to make future payments, including contractual obligations and non-cancellable commitments. The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and

16 | AURORA CANNABIS INC.	Q4 2026 MD&A

warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

As of the date of this MD&A, the Company has $0.6 million in letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel consist of the Company’s executive management team and board of directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company. Compensation expense for key management personnel was as follows:

	Three months ended		Years ended
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Short-term employment benefits (1)	1,431	1,571	9,433	8,820
Long-term employment benefits	8	12	38	45
Termination benefits	—	258	676	258
Directors’ fees (2)	113	99	378	383
Share-based compensation	(15)	2,197	4,600	8,467
Total management compensation(3)	1,537	4,137	15,125	17,973
(1)As at March 31, 2026, $2.3 million is payable or accrued for key management compensation (March 31, 2025 - $2.8 million).
(2)Share-based compensation represents the fair value of share-based instruments granted to key management personnel under the Company’s share-based compensation plans. Board of Directors’ equity and cash settled DSUs are included in share-based compensation.
(3)As at March 31, 2026, there are 8 key management personnel (March 31, 2025 - 10).
Accounting Policies and Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The Company’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates in Note 2 of the Annual Financial Statements for the year ended March 31, 2026.

Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the Company’s financial condition, changes in financial condition or financial performance. The estimates and underlying assumptions are reviewed on an ongoing basis. There were no changes in the Company’s critical accounting estimates policies during the year ended March 31, 2026, except as disclosed in Note 2 of the Annual Financial Statements for the year ended March 31, 2026. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements.

New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18, Presentation and Disclosures in Financial Statements, replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. The Company intends to adopt IFRS 18 upon its mandatory effective date and is currently assessing the impact of this new IFRS Accounting Standard on its consolidated financial statements. The Company expects that its consolidated statements of income and comprehensive income will require further disaggregation, including the addition of new subtotals not currently presented and the potential for additional categories of operating expenses requiring disclosure on the face of the consolidated statements of income and comprehensive income. The Company also expects its consolidated statements of cash flows will be impacted by the application of IFRS 18, since it applies the indirect method for presenting its consolidated statements of cash flows, whereby net income will no longer be the starting point, which is expected to be replaced by operating profit. Further, management will be required to be disclosed in the notes to the consolidated financial statements, with certain similar performance measures currently disclosure and reconciled in management’s discussion and analysis.

17 | AURORA CANNABIS INC.	Q4 2026 MD&A

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, relating to the classification and measurement requirements of financial instruments recognized within those standards. These amendments include, among others:

•Clarify that a financial liability is to be derecognized on the 'settlement date' and introduces an accounting policy to derecognize financial liabilities settled through an electronic payment system before settlement date if certain conditions are met; and
•Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

These amendments will be effective for annual periods beginning on or after January 1, 2026 and will be applied retrospectively with an adjustment to opening retained earnings. Prior periods will not be required to be restated and can only be restated without using hindsight. The Company will continue to use the settlement date to derecognize financial liabilities for electronic payments. The other amendments are not expected to have an impact upon adoption and will be reassessed on an as needed basis.

Financial Instruments
Financial instruments are measured either at fair value through profit and loss (“FVTPL”) or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Short-term investments	Closing market price or net asset value of the investment funds as of the measurement date (Level 2)
Preferred shares	Scenario-based discounted cash flow methodology (Level 3)
Royalty receivable	Monte Carlo simulation (Level 3)
Derivative liabilities	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Other long term liability	Discounted cash flow model (Level 3)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, lease liabilities, and other long term liabilities	Carrying value discounted at the effective interest rate approximates fair value
Summary of Financial Instruments
The carrying values of the financial instruments at March 31, 2026 are summarized in the following table:

($ thousands)	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	64,690	—	64,690
Restricted cash	47,791	—	47,791
Short-term investments	—	52,213	52,213
Accounts receivable, excluding sales taxes and lease receivable	42,990	—	42,990
Lease receivable	5,253	—	5,253
Preferred shares	—	10,560	10,560
Royalty receivable	—	1,553	1,553
Financial Liabilities
Accounts payable and accrued liabilities	50,592	—	50,592
Lease liabilities	23,859	—	23,859
Other long term liabilities	498	—	498
Derivative liabilities	—	3,697	3,697

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

18 | AURORA CANNABIS INC.	Q4 2026 MD&A

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at March 31, 2026:

($ thousands)	Level 1	Level 2	Level 3	Total
As at March 31, 2026
Short-term investments	—	52,213	—	52,213
Preferred shares	—	—	10,560	10,560
Royalty receivable	—	—	1,553	1,553
Other long term liability	498	—	—	498
Derivative liability	1,387	2,310	—	3,697

As at March 31, 2025
Marketable securities	554	—	—	554
Other long term liability	498	—	47,597	48,095
Derivative liability	3,111	2,420	—	5,531

Short term investments are highly liquid, invested in funds composed of high grade fixed rate or floating rate corporate debt securities, with no fixed maturity date.The interest and dividend earned is recorded to interest and other income and changes in fair value are recorded to other gains (loss) in other income (expenses) on the consolidated statements of income (loss) and comprehensive income (loss).
Derivative liabilities include both DSUs classified as level 1 and PSUs classified as level 2. The PSUs are based on the Company performance relative to its peers and uses historical trends to predict future performance as well as potential outcomes.
The preferred shares are initially measured at fair value and remeasured at fair value through profit and loss at each reporting period. The fair value of the preferred shares was determined based on scenario-based discounted cash flow methodology, using level 3 inputs. Significant assumptions and estimates used in the valuation model include Bevo’s projected cash flows until the year 2080, the probability of a liquidation event as defined in the agreement and the discount rate.
The royalty receivable was initially measured at fair value and is remeasured at fair value through profit and loss at each reporting period. The fair value of the royalty receivable was determined based on a Monte Carlo simulation model using level 3 inputs. Significant assumptions and estimates used in the valuation model, include the forecast of earnings before interest, taxes, depreciation and amortization for the Bevo Sky and Sun facilities and growth rate.
As at March 31, 2025, other long term liability includes the put option arising from the acquisition of Bevo. The put option was fair valued at $47.6 million using a Monte Carlo simulation model. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at March 31, 2026, the Bevo put option was derecognized through the disposition of Bevo, which was recorded in other long-term liability in the consolidated statements of financial position. The change during the year ended March 31, 2026 of $47.6 million (year ended March 31, 2025 – $2.1 million) is recorded in deficit in the consolidated statements of changes in equity.

There were no changes in the nature, characteristics and risks of financial instruments that would result in a change in classification of financial assets and financial liabilities disclosed above. There were no transfers between fair value measurement hierarchy levels during the year ended March 31, 2026.

Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes. Refer to Note 21 and Note 22 in the 2026 Audited Financial statements for additional information on Aurora’s financial instruments and related fair value estimates and disclosures.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and lease receivable. The risk exposure is limited to their carrying amounts reflected on the consolidated statements of financial position.

The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $45.1 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2026, $36.2 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2025 – $26.2 million).

19 | AURORA CANNABIS INC.	Q4 2026 MD&A

As at March 31, 2026, two customers made up 10% or more of trade accounts receivable (March 31, 2025 – one customer). Customers are either billed prior to the delivery of goods or after, in which typical payment terms are 30-60 days.

As at March 31, 2026, the provision for estimated credit losses is $2.4 million (March 31, 2025 – $0.8 million). The increase relates to one customer in which credit risk increased significantly since initial recognition. During the year ended March 31, 2026, the Company wrote off $0.1 million (year ended March 31, 2025 – $0.1 million) and recognized an expense for the year ended March 31, 2026 of $1.6 million (year ended March 31, 2025 – expense of $0.1 million) recorded in the consolidated statements of income (loss) and comprehensive income (loss).

	March 31, 2026	March 31, 2025
	$	$
0 – 60 days	41,335	30,094
61+ days	630	4,924
	41,965	35,018

The Company’s contractual cash flows from lease receivables was as follows:

March 31, 2026
$
Next 12 months	1,863
Over 1 year to 2 years	1,653
Over 2 years to 3 years	1,185
Over 3 years to 4 years	618
Over 4 years to 5 years	156
Thereafter	397
Total undiscounted lease payments receivable	5,872
Unearned finance income	(619)
Total lease receivable	5,253
Current	(1,588)
Long-term	3,665

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s income (loss) or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros and Australian dollars. The Company holds cash in Canadian dollars, U.S. dollars, Australian dollars and Euros. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company is primarily exposed to changes in the exchange rates between the Canadian dollar and the functional currencies noted in the following table, which demonstrates the sensitivity to changes in exchange rates, with all other variables held constant, on financial instruments denominated in Canadian dollars at the end of the reporting period.

	March 31, 2026		March 31, 2025
	Net income (loss)	Other comprehensive income, net of tax	Net income (loss)	Other comprehensive income, net of tax
	$	$	$	$
EUR/CAD - 10% increase	1,951	10,072	(6,686)	(2,364)
AUD/CAD - 10% increase	(4,105)	2,476	(9,000)	472
	(2,154)	12,548	(15,686)	(1,892)

20 | AURORA CANNABIS INC.	Q4 2026 MD&A

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates.

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s short-term investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of the short-term investments held in publicly traded entities are based on quoted market prices which the short-term investments can be exchanged for. A decrease of 3% would decrease the carrying value of short term investments by $1.6 million to $50.6 million with a corresponding decrease in other income (expense) on the consolidated statements of profit (loss) and comprehensive income (loss).

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at June 10, 2026:

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	61,942,146
Stock options	1,966,651
Restricted share units	978,448
Deferred share units	28,555
Performance share units	319,076

Select Annual Information

	Years ended March 31,
($ thousands, except earnings per share and operational results)	2026	2025(1)	2024 (1)
Financial Results	$	$
Revenue	342,424	319,858	254,421
Net revenue(2)	320,593	288,911	224,878
Total operating expenses	183,312	170,518	164,794
Total other (expense) income	(9,862)	20,861	(16,402)
Net income (loss) for the year	(135,964)	1,591	69,326
Income (loss) from continuing operations attributable to common shareholders	(58,619)	27,050	(54,008)
Basic income (loss) per share from continuing operations	(1.03)	0.49	(1.25)
Diluted income (loss) per share, continuing operations	(1.03)	0.49	(1.25)
Profit (loss) attributable to owners of the parent, in total	(121,760)	2,268	(65,582)
Profit (loss) attributable to owners of the parents, on a per share basis	(2.14)	0.04	(1.52)
Profit (loss) attributable to owners of the parents, on a diluted per share basis	(2.14)	0.04	(1.52)

Balance Sheet
Total assets	601,087	852,666	838,673
Total non-current liabilities	22,325	133,212	112,183
(1)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.
(2)Net revenue represents total revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that revenue figures include excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects revenue earned during the relevant period.

21 | AURORA CANNABIS INC.	Q4 2026 MD&A

Select Quarterly Information

($ thousands, except earnings per share and operational results)	March 31, 2026	December 31, 2025(1)	September 30, 2025(1)	June 30, 2025(1)
Financial Results
Revenue	89,308	87,875	84,734	80,507
Net revenue (2)	84,816	82,893	78,810	74,074
Adjusted gross margin before FV adjustments on total net revenue (3)	60%	66%	65%	64%
Income (loss) from continuing operations attributable to common shareholders	(27,566)	6,317	(27,181)	(10,189)
Loss from discontinued operations attributable to common shareholders	(29,329)	(4,494)	(24,295)	(5,023)
Income (loss) attributable to common shareholders	(56,895)	1,823	(51,476)	(15,212)
Basic income (loss) per share, continuing operations	(0.48)	0.11	(0.48)	(0.18)
Diluted income (loss) per share, continuing operations	(0.48)	0.11	(0.48)	(0.18)
Basic income (loss) per share	(0.99)	0.03	(0.91)	(0.27)
Diluted income (loss) per share	(0.99)	0.03	(0.91)	(0.27)
Balance Sheet
Working capital (4)	330,523	299,901	299,729	308,416
Cannabis inventory and biological assets (5)	169,629	191,064	186,905	195,620
Total assets	601,087	775,292	756,863	837,839

	March 31, 2025(1)(6)	December 31, 2024 (1)(6)	September 30, 2024(1)(6)	June 30, 2024(1)(6)
Financial Results
Revenue	83,522	87,081	80,299	68,956
Net revenue (2)	76,768	79,301	72,488	60,355
Adjusted gross margin before FV adjustments on total net revenue (3)	65%	63%	57%	50%
Income (loss) from continuing operations attributable to common shareholders	(12,128)	28,678	3,466	7,034
Loss from discontinued operations attributable to common shareholders	(7,007)	(125)	(15,745)	(1,905)
Income (loss) attributable to common shareholders	(19,135)	28,553	(12,279)	5,129
Basic income (loss) per share, continuing operations	(0.22)	0.52	0.06	0.14
Diluted income (loss) per share, continuing operations	(0.22)	0.51	0.06	0.13
Basic income (loss) per share	(0.35)	0.52	(0.22)	0.10
Diluted income (loss) per share	(0.35)	0.51	(0.22)	0.10
Balance Sheet
Working capital (4)	367,465	338,741	306,976	320,934
Cannabis inventory and biological assets (5)	193,980	206,412	176,395	171,568
Total assets	852,666	862,297	807,391	837,288

(1)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.
(2)Net revenue represents total revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that revenue figures include excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects revenue earned during the relevant period.
(3)Adjusted gross margin before FV adjustments is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.
(4)Working capital is defined in the “Cautionary Statement Regarding Certain Non‑GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measures.
(5)Represents total biological assets and inventory, excluding merchandise, accessories, supplies, consumables.
(6)In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the 2025 Annual MD&A.

22 | AURORA CANNABIS INC.	Q4 2026 MD&A

Risk Factors

Our business, operations and outlook are subject to certain risks described below.

There is no assurance we will be able to achieve or maintain profitability.

Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2006 and our business began its operations in 2015. We started generating revenue from the sale of cannabis in January 2016. Due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. It may make it difficult for investors to evaluate our prospects for success, based on our operating history. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain.

Our business is reliant on the good standing of our licenses.

Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial condition and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency (“CRA”) not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.
We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.

Our Canadian licenses are reliant on our established sites.

The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required. As our business continues to grow, any expansion to or update of our current operating sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations.

We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities on an ongoing basis. The impact of regulatory compliance regimes and any delays in obtaining, maintaining or renewing, or failure to obtain, maintain or renew, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.

On December 5, 2023, Health Canada published new guidance on cannabis products with what it deems to be intoxicating cannabinoids other than THC. The guidance identifies the cannabinoids CBN and THCV as “intoxicating” and recommends that they be regulated in the same manner as THC, whose potency is capped in the edible and extract categories. While the guidance encourages licensed processors to follow recommended controls, it does not mandate any action and does not have the force of law without legislative change. The guidance does, however, create some uncertainty regarding the manner in which certain cannabinoids may be regulated in the future.

Any change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.

Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework.

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It is also possible that laws that impact our business may not develop as we expect or on the timeline we expect, including the federal legalization of cannabis use in the U.S. if and when it occurs. Changes to such laws, regulations, and guidelines, may cause material adverse effects on our business, financial condition and operations.

The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.

Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.

We are subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of our operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, and any persons, including such U.S. based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.
We compete for market share with a number of competitors and many of our competitors may have longer operating histories, more financial resources, and lower costs than us.

As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors is expected to increase.

Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.

The cannabis industry is undergoing substantial change, which has resulted in an increase in new and existing competitors, consolidation and the formation of strategic relationships (including, but not limited to, consolidation among private cannabis retailers and vertical integration by licensed producers operating retail businesses). Acquisitions or other consolidating transactions could harm our business in a number of ways, including losing patients and/or customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats. There is potential that we will face intense competition from not only existing companies but from new entrants including those resulting from the federal legalization of cannabis use in the U.S. if and when it occurs, all of which could harm our operating results. Changes in the number of licenses granted and the number of Licensed Producers ultimately authorized by Health Canada, as well as other regulatory changes in both Canada and internationally, that have the effect of increasing competition, could have an adverse impact on our ability to compete for market share in Canada and international markets.
Some competitors may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments.
We also face competition from illegal cannabis dispensaries and ‘black market’ operations and participants, who do not have a valid license, that are selling cannabis to individuals, including products with higher concentrations of active ingredients, using flavours or other additives or engaging in advertising and promotion activities that are not permitted by law. Because they do not comply with the regulations governing the cannabis industry, illegal market participants’ operations may also have significantly lower costs.
In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.

Our future success depends upon our ability to maintain competitive production costs through economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.

Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.

Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. In particular, our cannabis cultivation operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect on our business, financial condition and results of operations.

Although our business has not been materially impacted by ongoing international military conflicts, the measures that have been taken, and could be taken in the future, may have a negative impact on our costs, including for input materials, energy and transportation.

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Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. The price of cannabis is affected by numerous factors beyond our control and any price decline may have a material adverse effect on our business, financial condition and operations.

We may not be able to realize our growth targets.

Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.

In addition, the Company may be subject to other growth-related risks, including pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Part of our revenue may still depend on supply contracts with provincial and territorial governments, which cannot be guaranteed.

While the Company announced a planned wind-down of its Canadian consumer business during fiscal 2026, part of our revenues may still depend upon supply contracts with certain Canadian provinces. There are many factors which could impact those contractual agreements, which may adversely impact our business, financial condition and operations.

Our continued growth may require additional financing in the future, which may not be available on acceptable terms or at all.

Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

An economic downturn of global capital markets may make raising additional capital more difficult. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s shares on the TSX and Nasdaq.

We may not be able to successfully develop new products or find a market for their sale.

The medical and non-medical cannabis industries are in their early stages of development, and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations.

As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.

Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.

Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.

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Our cannabis business may be subject to unfavorable publicity or consumer perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to consumers. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects.
Adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. There is also a risk that the actions of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and, thereby, negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in Canada and elsewhere in regard to our activities and the cannabis industry in general, whether true or not. The legal restrictions with respect to labelling and marketing cannabis may exacerbate these risks by increasing the influence of social media users and prohibiting us from effectively responding to negative publicity.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we conduct our cannabis-related business activities in compliance with all laws, negative perception of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations.

There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using our cannabis and cannabis derivative products, including unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions.
Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.

We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business, including for third-party supply. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

Our success will depend on attracting and retaining key personnel.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its key personnel. Our future success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.

Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.

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Dependence on senior management.

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect the Company’s business. As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long-term equity-based compensation, has been designed for the retention of key employees.

Certain of our directors and officers may have conflicts of interests due to other business relationships.

We may be subject to potential conflicts of interest as some of our directors and officers may be engaged in a range of other business activities. Our directors and officers are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. However, in some cases these outside business interests can require significant time and attention which may interfere with their ability to devote the necessary time to our business, and there is no assurance that such occurrences would not adversely affect our operations.

We may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, our directors are required to act honestly, in good faith and in the Company’s best interests.

Future execution efforts may not be successful.

There is no guarantee that our current execution strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that we will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises.

In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations.

We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency's denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.

Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations.

In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.

While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on our business, operations or profitability.

On April 1, 2024, cannabis was reclassified as a non-narcotic by the German government, allowing adults to possess small amounts of cannabis, and making Germany the largest European Union country to legalize possession for recreational use. While the Company is one of three existing domestic medical cannabis producers in Germany, there is no assurance that we will be successful in the German recreational market, if and when commercial cultivation, manufacturing, and retail sales are permitted.

Our international operations expose us to foreign exchange risk.

A portion of our revenues, receivables, costs and balance sheet items are denominated in currencies other than the Canadian dollar, including the euro, pound sterling and other currencies in which we transact. Fluctuations in exchange rates could materially affect reported revenue, margins, cash flows, and the carrying value of assets and liabilities when translated into Canadian dollars. Adverse currency movements could therefore have a material adverse effect on our business, financial condition and results of operations.

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We may be subject to anti-dumping actions in export markets.

As a Canadian producer selling into foreign markets, our pricing and cost position may lead domestic producers or authorities in those markets to allege that our products are exported at prices below “normal value” under applicable trade laws. Any investigation could result in the imposition of provisional or definitive anti‑dumping duties or other trade measures, restrict our ability to sell in those markets on competitive terms, and require management time and expense to address. The initiation or outcome of such proceedings is uncertain and could have a material adverse effect on our international sales, margins, and overall results.

We rely on international advisors and consultants in foreign jurisdictions.

The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.

Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.

We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations.

We may be subject to uninsured or uninsurable risks.

While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be topically applied, inhaled and ingested or otherwise consumed by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.

Our cannabis products may be subject to recalls for a variety of reasons.

Manufacturers and distributors of consumer goods and products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by participants in the industry generally, which could have a material adverse effect on our business, financial condition and operations.

28 | AURORA CANNABIS INC.	Q4 2026 MD&A

We are and may become party to litigation, mediation, and/or arbitration from time to time.

We are and may in the future become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in Canada (as further detailed herein), and have previously been subject to a class action proceeding in the U.S.. Though we strongly believe these current claims to be without merit and intend to vigorously defend against them, there is no assurance that we will be successful.

The transportation of our products is subject to security risks and disruptions.

We depend on fast, cost-effective, and efficient third-party courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier services we use to ship our products may also adversely impact our business and our ability to operate profitably.

Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.

Our business is subject to the risks inherent in agricultural operations.

Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis, and therefore, our business, financial condition and results of operations.

We have in the past, and may in the future, record significant impairments or write-downs of our assets.

Our cannabis inventory in our cannabis operations and cannabis retail segments has a finite shelf life and is subject to obsolescence, expiration, spoilage, shrinkage, unacceptable quality, contamination or other declines in value prior to wholesale or retail sale. We have in the past, and may in the future, be required to record substantial write-downs or impairments related to loss of value in our cannabis inventory.

In addition, our facilities may be subject to obsolescence, damage, loss of fair market value or other declines in value.

Our recent exit from certain Canadian consumer cannabis markets may not deliver the expected benefits and exposes us to inventory write-down and revenue risk.

In February 2026, we announced that, beginning in the fourth quarter of fiscal 2026, we would exit certain markets in the lower-margin consumer cannabis segment in Canada to focus resources on our higher-margin global medical cannabis business. The wind-down of these activities is expected to result in one-time costs, including inventory write-downs of products that no longer have a viable sales channel, severance and other restructuring costs, contractual exit costs and the reclassification of certain assets as held for sale. There can be no assurance that the anticipated benefits of this strategic re-prioritization, including improved adjusted gross margins and reduced adjusted SG&A, will be realized in the timeframe currently expected, or at all. The narrowing of our Canadian consumer footprint will result in a corresponding reduction in consumer cannabis net revenue, may adversely affect relationships with provincial distributors, retail partners and remaining customers, and may negatively impact our reputation and brand equity in the consumer segment. Further write-downs of inventory or other assets associated with the consumer cannabis business may be required if market conditions deteriorate, if exit-related costs prove higher than currently anticipated, or if the wind-down takes longer than expected, any of which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Increased competition and pricing pressure in the Australian medical cannabis market may result in further impairment of our Australian cash-generating unit.

The Australian medical cannabis market has grown rapidly in recent years and, as a result, has experienced a significant increase in the number of licensed importers, distributors and competing brands, leading to heightened competition and compression in achievable price-per-gram. During the financial year ended March 31, 2026, we recognized a non-cash impairment charge of approximately $13.2 million against intangible assets allocated to our Australian Cannabis cash-generating unit, reflecting the impact of these competitive dynamics on the recoverable amount of that cash-generating unit. If competitive pressure intensifies, if Australian regulatory or reimbursement frameworks evolve unfavorably, if market share or sales volumes decline, or if the assumptions underlying our impairment testing (including projected future cash flows, growth rates and discount rates) prove incorrect, we may be required to record further impairment charges against the goodwill allocated to the Cannabis operating segment. Any such further impairment could have a material adverse effect on our results of operations and financial condition.

Following the Bevo Transaction, we retain residual financial exposure to the plant propagation business through preferred shares and contingent earnout.

On February 17, 2026, the Company completed the disposition of its 50.1% interest in Bevo Agtech Inc. (the “Bevo Transaction”). Notwithstanding the completion of the disposition, the Company retains ongoing financial exposure to the performance of the disposed plant propagation business through, among other things, (i) preferred shares of Bevo Agtech Inc. received as part of the consideration for the Bevo Transaction, and (ii) contingent earnout entitlements relating to the Sky and Sun facilities. The realizable value of preferred shares depends on

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the future operating performance, financial condition and liquidity of Bevo Agtech Inc., the achievement of the milestones underlying the earnout entitlements, and prevailing macroeconomic, regulatory, trade and tariff conditions affecting the plant propagation business, none of which are within the Company’s control. There can be no assurance that the Company will realize the carrying value of preferred shares, or that any earnout consideration will become payable. Any failure to realize these amounts, or any further write-down in the carrying value of these residual exposures, could have a material adverse effect on the Company’s results of operations and financial condition.

Our operations are subject to various environmental and employee health and safety regulations.

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations.

Climate change may have an adverse effect on demand for our products or on our operations.

Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of extreme weather events such as severe weather, heat waves, wildfires, flooding, hailstorms, snowstorms, and the spread of disease and insect infestations. These events could damage, destroy or hinder the operations at our physical facilities, or the facilities of our suppliers or customers, and adversely affect our financial results as a result of decreased production output, increased operating costs or reduced availability of transportation.
Government action to address climate change, greenhouse gas (GHG) emissions, water and land use may result in the enactment of additional or more stringent laws and regulations that may require us to incur additional capital expenditures, pay higher taxes, increased transportation costs, or could otherwise adversely affect our financial conditions.
In addition, increasingly our employees, customers and investors expect that we minimize the negative environmental impacts of our operations. Although we make efforts to create positive impacts where possible and anticipate potential costs associated with climate change, failure to mitigate the risks of climate change and adequately respond to their changing expectations as well as those of governments on environmental matters, could result in missed opportunities, additional regulatory scrutiny, loss of team members, customers and investors, and adverse impact on our brand and reputation.

We may not be able to protect our intellectual property.

Our success depends in part on our ability to own and protect our trademarks, patents, trade secrets and other intellectual property rights. We rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors. Even if we move to protect our intellectual property with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights.
Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the U.S. where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.
Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations.

We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations.

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We may be subject to risks related to our information technology systems, including cyber-attacks.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations.

IT systems are subject to an increasing threat of continually evolving cyber-security risks including, without limitation, computer viruses, security breaches, cyber-attacks, as well as such risks originating from the use of artificial intelligence by the Company, its vendors and third-party service providers. Cyber-attacks could result in important remediation costs, increased cybersecurity costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations.

In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of our employees and consumers was compromised. It also confirmed that our patient database was not compromised, and our performance and financial information was not impacted. All impacted individuals were notified, as were all required government privacy offices.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:
•remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security;
•measures in response to the evolving security landscape; and
•legal expenses, including costs related to litigation, regulatory actions or penalties.

We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.

We have in the past, and may in the future, seek strategic acquisitions. Our ability to identify and consummate any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Over the past few years, we have completed a number of such acquisitions.
Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.

As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.

Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of our subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares.

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:
•actual or anticipated fluctuations in our results of operations;
•recommendations by securities research analysts;
•changes in the economic performance or market valuations of companies in the same industry in which we operate;
•addition or departure of our executive officers and other key personnel;
•release or expiration of transfer restrictions on outstanding Common Shares;
•sales or perceived sales of additional Common Shares;
•operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;

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•regulatory changes affecting the Company’s industry, business and operations;
•announcements of developments and other material events by us or our competitors;
•fluctuations in the costs of vital production inputs, materials and services;
•changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•operating and share price performance of other companies that investors deem comparable to us; and
•news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected.

It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future.

No dividends on our Common Shares have been paid to date. We currently intend to retain future earnings, if any, for future operation and expansion. Our board of directors has the discretion to declare dividends and to prescribe the timing, amount and payment of such dividends. Such decision will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors that our Board may deem relevant.

Any default under future debt that is not waived by the applicable lenders could adversely impact our results of operations and financial results and may have an adverse effect on the trading price of our Common Shares.

While the Company does not have any existing debt as of the date hereof, covenants in respect of any future debt could create a risk of default on such debt if we cannot satisfy or continue to satisfy those covenants. If we cannot comply with a debt covenant or anticipate that we will be unable to comply with a debt covenant under any debt instrument we become a party to, management may seek a waiver and/or amendment to the applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If we default under a debt instrument and the default is not waived by the lender(s), the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, we cannot give any assurance that (i) our lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur, and (ii) we could pay this debt if it became due prior to its stated due date. Accordingly, any default by us on any future debt that is not waived by the applicable lenders could adversely impact our results of operations and financial results and may have an adverse effect on the trading price of our Common Shares.

We may be subject to credit risk.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, short-term investments, and taxes recoverable. There are no assurances that our counterparties, including parties to whom we extended credit, or customers will meet their contractual obligations to us.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.

We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.

Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.

Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.

Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

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The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

There is no assurance we will continue to meet the listing standards of Nasdaq and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on Nasdaq and the TSX. If we fail to comply with listing standards and Nasdaq and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:
•a limited availability of market quotations for our Common Shares;
•reduced liquidity for our Common Shares;
•a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common
Shares;
•a limited amount of news and analyst coverage of us; and
•a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As a public company, Aurora is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both our compliance costs and the risk of non-compliance, which could adversely impact the price of our Common Shares.

The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.

We are subject to the public company reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing requirements of Nasdaq. We incur significant legal, accounting, reporting and other expenses in order to maintain a dual listing on both the TSX and Nasdaq. Moreover, our listing on both the TSX and Nasdaq may increase price volatility due to various factors, including the ability to buy or sell Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares.

Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.

Under Section 404 of SOX, we were required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the financial year ended March 31, 2026. ICFR are designed to provide reasonable assurance that our financial reporting is reliable and that our financial statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting our objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Our CEO and CFO have concluded that our disclosure controls and procedures were not effective as of March 31, 2026 at the reasonable assurance level due to the material weakness identified in this evaluation. As a result of the material weakness identified, we performed additional analysis and other post-closing procedures. Notwithstanding this material weakness, management has concluded that the consolidated financial statements included in the Company's Management Discussion and Analysis for the financial year ended March 31, 2026 present fairly, in all material respects, the financial position of the Company at March 31, 2026 in conformity with IFRS, and Ernst & Young LLP, an independent registered accounting firm, has issued an unqualified opinion on our consolidated financial statements as of and for the year ended March 31, 2026. However, any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediating lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading price of our Common Shares and market value of other securities.

We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the Business Corporations Act (British Columbia) (the “BCBCA”). The BCBCA differs in certain material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such are exempt from certain provisions applicable to U.S. domestic issuers.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:
•the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;
•the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
We are required to file an annual report on Form 40-F with the SEC within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose

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to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.

A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the U.S. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the U.S. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the U.S. may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the U.S. could harm our ability to conduct our business.

Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.

Because cannabis remains illegal federally in the U.S., U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the U.S. or other foreign jurisdictions.

The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Continued volatile global financial and geopolitical conditions may negatively impact the Company.

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, civil unrest, changes to energy prices or sovereign defaults. Ongoing geopolitical challenges such as the Ukraine-Russia war, conflict in the Middle East, tensions between the United States and China, imposition of tariffs by the U.S. government and potential significant changes to U.S. trade policies and treaties, and corresponding global trade responses have contributed to volatility in global financial conditions.
The U.S has enacted and proposed to enact significant tariffs on Canada, Mexico and other countries. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy resulting in ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets. The economic impact of tariffs on the Canadian, American and global economy could result in increased volatility in commodity prices and negatively impact capital markets and the ability of the Company to raise funds. Any of these factors could depress economic activity, negatively impact the Company and have a material adverse effect on the business, results of operations, cash flows and financial condition of the Company.

A period of sustained inflation across the markets in which we operate could result in higher operating costs.

The worldwide economy has continued to experience significant inflation and inflationary pressures. Inflation may negatively impact our business, raise cost and reduce profitability. While we have and will continue to take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of our customers’ spending habits. If we are unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted.

Our business may be subject to disruptions as a result of health epidemics and other infectious diseases.

A local, regional, national or international outbreak of a contagious disease, such as COVID-19, or the fear of a potential outbreak, could decrease the willingness of the general population to travel, cause staff shortages, reduced customer traffic, supply shortages and increased government regulation all of which may negatively impact the business, financial condition and results of operations of the Company. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory. Further, such risks could also adversely affect the financial condition of the Company's customers, resulting in reduced spending for the products we sell. Moreover, an epidemic, pandemic, outbreak or other public health crisis, such as COVID-19, could cause employees to avoid Company properties, which could adversely affect the Company’s ability to adequately staff and manage its businesses. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis could also lead to the complete or partial closure of one or more of our stores,

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facilities or operations of the Company’s sourcing partners. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as COVID-19, could therefore materially and adversely impact our business, financial condition and results of operations.

The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). The focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states, provinces, territories and cities in Canada and the U.S. have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand.
Cannabis vaporizers in Canada are regulated under the Cannabis Act and Cannabis Regulations. Negative public sentiment may prompt regulators to decide to further limit or defer the industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. For instance, Health Canada has proposed new regulations that would place stricter limits on the advertising and promotion of vaping products and make health warnings on vaping products mandatory, although such regulations explicitly exclude cannabis and cannabis accessories. The provincial governments in Quebec, Alberta and Newfoundland and Labrador have imposed provincial regulatory restrictions on the sale of cannabis vape products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for our vaping products. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions.

This controversy could well extend to non-nicotine vaporizer devices and other product formats. Any such extension could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include our products, which would materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance.
Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition.

We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.

Given the early stage of the cannabis industry, we rely largely on our own market research and internal data to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources. A failure in the demand for our products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on our business, financial condition and results of operations.

The Canadian excise duty framework affects profitability.

Canada’s excise duty framework imposes an excise duty and various regulatory-like restrictions on certain cannabis products sold in Canada. We currently hold licenses issued by the CRA required to comply with this excise framework. Any change in the rates or application of excise duty to cannabis products sold by us in Canada, and any restrictive interpretations by the CRA or the courts of the provisions of the Excise Act, 2001 (which may be different than those contained in the Cannabis Act) may affect our profitability and ability to compete in the market.

We may hedge or enter into forward sales, which involves inherent risks.

We may hedge or enter into forward sales of our forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk (the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with us or adversely affect the financial and other terms the counterparty is able to offer us); (ii) market liquidity risk (the risk that we have entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position); and (iii) unrealized fair value adjustment risk (the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in us incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates).

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect us from adverse changes in price fluctuations, it may also prevent us from fully benefiting from positive changes in price fluctuations.

We could become subject to union organizing efforts and collective bargaining that could increase costs and reduce operational flexibility.

Unionization initiatives, negotiations, or work stoppages could divert management attention, increase labour costs, limit our ability to implement certain changes in operations, and negatively affect service levels or production. Even absent work stoppages, the prospect or conduct of collective bargaining may necessitate changes in employment terms and conditions. Any deterioration in workforce relations or industrial action could adversely affect our production, distribution, costs, and financial performance.

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Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures
As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the U.S. Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the effectiveness of the design and operation of our disclosure controls and procedures (“DC&P”) (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) as of the end of the period covered by this Annual Report. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the U.S. Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.

Based upon the evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were not effective as of March 31, 2026 at the reasonable assurance level due to the material weakness described below under “Management’s Assessment on Internal Control Over Financial Reporting. As a result of the material weakness identified, we performed additional analysis and other post-closing procedures. Notwithstanding this material weakness, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position of the Company at March 31, 2026 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Ernst & Young LLP, an independent registered public accounting firm, has issued an unqualified opinion on our consolidated financial statements as of and for the year ended March 31, 2026.

Changes to Internal Control over Financial Reporting

A number of management initiatives resulted in changes within the Company’s control environment:

•A comprehensive review of the Company’s key corporate business processes and controls to streamline manual review process steps and rationalize controls that reflect changes in the Company’s business and operating environment
•Continuing to deploy a common Enterprise Resource Planning (“ERP”) system across the company, including deployment of the Company’s ERP in the Australia business unit and enhancements at both Corporate and EU business units
•Modifying existing controls and implementing new controls that operate effectively to address known system limitations or third party data availability regarding assurance and segregation of duties
•Continued efforts to integrate the Australia business unit into the company’s control environment
•Divestiture of its 50.1% controlling interest in Bevo Agtech Inc. on February 17, 2026, resulting in the entity no longer consolidating into the Company’s financial statements and therefore controls at Bevo Agtech Inc. component being removed from the scope of management’s assessment of Internal Controls over Financial Reporting (“ICFR”) for the year ending March 31, 2026

Aside from these initiatives and the identified material weakness resulting from this work and testing of controls as described in management’s assessment of ICFR below, no changes to the Company’s ICFR occurred during the quarter that have materially affected, or are likely to materially affect, the Company’s ICFR.

Management’s Assessment on Internal Control over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the U.S. Exchange Act, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, under the supervision and with the participation of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as of March 31, 2026, against the COSO Framework. Based on this evaluation, management concluded that a material weakness existed as of March 31, 2026, as described below, and due to this material weakness, ICFR is not effective as of March 31, 2026.

Biological assets and inventory valuation: The Company did not design or maintain effective controls over significant estimates, assumptions and formulas in biological asset and inventory valuation models. Specifically, controls were not designed and consistently executed over the completeness and accuracy of data inputs used in biological asset and inventory valuation models, including the precision of controls to detect errors in the calculation of gains and losses on changes in fair value, impairments and provisions to the Company’s biological assets and inventory consolidated balances, as well as cost of sales.
Material and immaterial errors were identified as a result of this material weakness which were corrected prior to release of the annual financial statements. This material weakness creates a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements and has issued an adverse opinion on the effectiveness of Internal Control over Financial Reporting.

Remediation Plan

Following the identification of material weaknesses in the FY2025 period, management initiated a Company-wide remediation plan with the assistance of a top-tier professional services firm, that is designed to remediate known control deficiencies and address changes in risk based on business process growth. In FY2026 and continuing into FY2027, management continues to undertake the following:

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•Harmonizing the IT environment through the Company’s ERP Transformation program in order to remove disparate IT applications and simplify the IT environment, resulting in fewer cases of manual data/information manipulation or compilation
•Updating the Company’s key business processes and related controls to reflect changes in the Company’s business and operating environment, with a goal of streamlining the respective controls and reducing the reliance on or sensitivity of assumptions and estimates in key forecasts and valuation models.
•Enhancing the use of reliable, complete and accurate data in the performance of key controls, including the ongoing reduction of reliance on manual data and management review controls
•Enhancing the tools and hands-on training available to staff and control owners to enable the timely and consistent execution of controls

Management also acknowledges there is a base level of inherent complexity and risk of error with respect to subjective assumptions and the high level of sensitivity in the presentation of biological assets fair value, impairments and provisions, as well as cost of sales. This will continue to represent an area of complex management assumptions and estimates in the Company’s presentation of financial information as reported under International Financial Reporting Standard IAS 41, Agriculture. Notwithstanding this complexity, Management continues to implement stronger controls and enhance business processes to mitigate reporting risk and eliminate control deficiencies.

We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A, and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•expectations for gross profit margins following changes to the federal reimbursement program made effective April 1, 2026:
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Arrangements” in our Annual MD&A;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•expectations related to the increased legalization of medical and consumer markets, including the United States;
•wind down of the Company’s consumer business;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;
•the acquisition of Safari Flower Company, including the associated benefits to the Company’s business;
•the Company’s strategy and path to deliver sustained profitability and positive free cash flow;
•the availability of funds under the 2025 Shelf Prospectus and ability to raise funds under the ATM Program, and
•the creation of sustainable, long-term shareholder value.

The forward-looking statements contained in this document have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient, and effective manner.

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The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the Company’s ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. The following are Non-GAAP measures contained in this MD&A:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Gross profit before fair value adjustments (“FV adjustments”) is calculated by subtracting cost of sales, before the effects of changes in FV of biological assets and inventory from net revenue. Gross margin before FV adjustments is calculated by dividing gross profit before FV adjustments by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS. This measure is derived from, and closely aligns with the most comparable GAAP measure, gross margin and gross profit.
•Adjusted gross profit before FV adjustments represents cash gross profit on net revenue after taking into account non-recurring business transformation costs and is calculated by subtracting from total net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; and removing; (ii) depreciation in cost of sales; (iii) cannabis inventory impairment; and (iv) business transformation. Adjusted gross margin before FV adjustments is calculated by dividing adjusted gross profit before FV adjustments by net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
Management believes that these measures provide useful information to assess the profitability of our operations as it represents the cash gross profit and margin generated from operations and excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS. This measure is derived from gross profit and gross margin, which are the most directly comparable GAAP measures.
•Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, business development costs, changes in fair value of inventory and biological assets sold, inventory impairment adjustments, changes in fair value of biological assets and costs related to our business transformation. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes adjustments that are not reflective of current operating results.
•Adjusted net income is calculated as net income (loss) from continuing operations excluding impairment charges related to property, plant and equipment, intangible assets and goodwill, business development costs, changes in fair value of inventory and biological assets sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation and valuation allowance on deferred tax assets. Management believes adjusted net income is a key financial

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measure to effectively evaluate our operating performance and compare results of our operations from period to period without the impact of certain non-cash and non-routine costs that we do not expect to continue at the same level in the future and items that are not core to our operations.
•Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.
•Management believes that free cash flow presents meaningful information regarding the amount of cash flow required to maintain and organically grow the Company’s business and is an important liquidity measure. Free cash flow is defined as net cash provided by (used in) operating activities, less maintenance capital expenditures. This measure is derived from, and closely aligns with the most comparable GAAP measure, net cash provided by (used in) operating activities.
•Adjusted SG&A is defined as SG&A, less business transformation and market development costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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